EXHIBIT 99.1

Taseko to Release Third Quarter 2024 Results

VANCOUVER, British Columbia, Nov. 01, 2024 (GLOBE NEWSWIRE) -- Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) (the "Company") will release its third quarter 2024 financial results after market close on Wednesday, November 6, 2024.

The Company will host a telephone conference call and live webcast on Thursday, November 7, 2024, at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. After opening remarks by management, there will be a question-and-answer session open to analysts and investors.

Participants can join by conference call dial-in or webcast:

Conference Call Dial-In

  Participants can dial in to the conference call; however, pre-registration is required
  To register, visit https://bit.ly/TasekoQ32024_Dial-in
  Once registered, an email will be sent, including dial-in details and a unique access code required to join the live call
  Please ensure you have registered at least 15 minutes prior to the conference call start time

Webcast

  A live webcast of the conference call can be accessed at https://bit.ly/TasekoQ32024
  The webcast will be archived for later playback until February 5, 2025 at Taseko Mines | Events

For further information on Taseko, please visit tasekomines.com or contact: Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll-free 1-877-441-4533

Stuart McDonald
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.